Annex A

RECENT TRANSACTIONS BY THE REPORTING PERSON IN SHARES OF

SIXTH STREET LENDING PARTNERS

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Share
The Public Institution for Social Security	11/13/2024	Reinvestment of Dividends	147,286	$29.69
The Public Institution for Social Security	12/19/2024	Reinvestment of Dividends	422,668	$29.37